Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND PAYMENT OF
ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF
2008 FINAL DIVIDEND
AND
CHANGE OF PERIOD OF CLOSURE OF REGISTER OF MEMBERS FOR
DETERMINING ENTITLEMENTS TO 2008 FINAL DIVIDEND
WITHHOLDING OF ENTERPRISE INCOME TAX
China Unicom (Hong Kong) Limited (the “Company”) refers to the 2008 annual results announcement made by the Company on 31 March 2009 (the “2008 Annual Results Announcement”). The board of directors of the Company (the “Board”) proposed to pay a final dividend of RMB0.20 per share (pre-tax) for the year ended 31 December 2008 (the “2008 Final Dividend”). The 2008 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on 26 May 2009.
The “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” was issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”) on 27 April 2009 (the “Notice”). The implementation of the Notice commenced with effect from 1 January 2008. Pursuant to (i) the Notice; (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”), both becoming effective from 1 January 2008; and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2008 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.

2008 FINAL DIVIDEND SUBJECT TO ENTERPRISE INCOME TAX
As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Record Date (as defined below) and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2008 Final Dividend payable to them after deducting therefrom the amount of Enterprise Income Tax payable thereon.
2008 FINAL DIVIDEND NOT SUBJECT TO ENTERPRISE INCOME TAX
In respect of any shareholders whose names appear on the Company’s register of members on the Record Date (as defined below) and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend payable.
2008 FINAL DIVIDEND PAYABLE TO PRC RESIDENT ENTERPRISES OR DEEMED PRC RESIDENT ENTERPRISES
Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2008 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at or before 4:30 p.m. on 8 June 2009, documents from its governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.
CHANGE OF BOOK CLOSURE PERIOD FOR DETERMINING ENTITLEMENT TO 2008 FINAL DIVIDEND
Given the impact of the above PRC regulations and to allow shareholders of the Company to make the relevant arrangements in respect of the Enterprise Income Tax withholding requirements described above, the Company announces that the period for the closure of the register of members of the Company for determining entitlements to the 2008 Final Dividend will be changed.
The register of members of the Company will now be closed from 9 June 2009 to 11 June 2009 (both days inclusive), during which dates no transfer of shares of the Company will be registered. In order to qualify for the 2008 Final Dividend, all transfers of shares, accompanied by the relevant share certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, by no later than 4:30 p.m. on 8 June 2009.

The change of the period of closure of the register of members for determining entitlements to the 2008 Final Dividend does not affect the date of payment of the 2008 Final Dividend. The 2008 Final Dividend is expected to be paid in Hong Kong dollars on or about 18 June 2009 to those members registered in the Company’s register of members as at 11 June 2009 (the “Record Date”) in the manner stated in this announcement.
This announcement also constitutes a notice pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong).
BOOK CLOSURE PERIOD FOR DETERMINING ENTITLEMENT TO ATTEND AND VOTE AT THE AGM
The period of the closure of the register of members of the Company in order to qualify for attendance and voting at the annual general meeting of the Company to be held on 26 May 2009 (or any adjournment thereof) remains unchanged and is from 22 May 2009 to 26 May 2009 (both days inclusive). Shareholders whose names appear on the Company’s register of members on 26 May 2009 will be qualified for attendance and voting at the annual general meeting of the Company.
IMPORTANT NOTICE
Investors should read this announcement carefully. If any investor wishes to change the identity of the shareholders in the register of members of the Company, such investor should enquire about the relevant procedures with the relevant nominees, trustees or custodians. The Company will withhold for payment the Enterprise Income Tax strictly in accordance with the relevant PRC laws and PRC government requirements and adhere strictly to the information set out in the register of members of the Company on the Record Date. The Company assumes no liability whatsoever in respect of, and will not entertain any claim arising from, any delay in, or inaccurate determination of, the status of the shareholders or any dispute over the mechanism of withholding the Enterprise Income Tax.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
Chu Ka Yee
Company Secretary
Hong Kong, 14 May 2009
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive Directors:	Cesareo Alierta Izuel and Jung Man Won
Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

3